Statement of Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended	Fiscal Year Ended December 31,
(Dollars in Thousands)	2011	2010	2009	2008	2007	2006
Earnings:
(Loss) income from continuing operations before income taxes	$(25,995)	$(27,404)	$(92,989)	$(215,124)	$(150,876)	$45,306
Add:
Loss (income) of unconsolidated joint ventures	18	(276)	1	(158)	892	60
Fixed charges from below	12,973	21,026	20,186	24,023	38,394	44,986
Interest amortized to cost of sales	5,157	13,339	11,720	12,969	18,397	12,241
Less:
Interest capitalized	(4,840)	(9,744)	(9,552)	(9,593)	(18,118)	(24,946)
Total (loss) earnings (a)	$(12,687)	$(3,059)	$(70,634)	$(187,883)	$(111,311)	$77,647

Fixed charges:
Interest incurred (a)	$11,070	$16,286	$14,838	$18,174	$31,391	$39,071
Amortization of debt costs	1,270	2,873	3,181	2,616	2,070	1,682
Rental expense interest factor	633	1,867	2,167	3,233	4,933	4,233
Total fixed charges	$12,973	$21,026	$20,186	$24,023	$38,394	$44,986

Ratio of earnings to fixed charges	—	—	—	—	—	1.7

Coverage deficiency	$25,660	$24,085	$90,820	$211,906	$149,705	—

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended	Fiscal Year Ended December 31,
(Dollars in Thousands)	2011	2010	2009	2008	2007	2006
Total (loss) earnings from above	$(12,687)	$(3,059)	$(70,634)	$(187,883)	$(111,311)	$77,647
Total fixed charges from above	12,973	21,026	20,186	24,023	38,394	44,986
Preferred stock dividends (adjusted to pre-tax dollars)	—	—	—	7,863	11,795	—
Combined fixed charges and preferred stock dividends	$12,973	$21,026	$20,186	$31,886	$50,189	$44,986

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—	1.7

Coverage deficiency	$25,660	$24,085	$90,820	$219,769	$161,500	—

(a)
The Company records interest accrued on certain tax positions in income tax (benefit) provision. Interest included in “fixed charges” is only interest on third party indebtedness, and interest expense accrued on uncertain tax positions is excluded from the calculation of “earnings.”

The ratio of earnings to fixed charges is determined by dividing earnings by fixed charges. Earnings consist of (loss) income from continuing operations before income taxes, loss (income) of unconsolidated joint ventures, fixed charges and interest amortized to cost of sales, excluding capitalized interest. Fixed charges consist of interest incurred, amortization of debt costs and that portion of operating lease rental expense (33%) deemed to be representative of interest. The ratio of earnings to combined fixed charges and preferred stock dividends is determined by dividing earnings by combined fixed charges and preferred stock dividends. Preferred stock dividends represent dividends on our outstanding 9.75% Series A Preferred Shares multiplied by the ratio which pre-tax income from continuing operations bears to income from continuing operations.